EXHIBIT 1

EASTBOURNE CAPITAL COMMENTS ON AMYLIN PHARMACEUTICALS LAWSUIT IN DELAWARE AND RECENT DEVELOPMENTS IN EFFORT TO ENJOIN COMPANY’S “POISON PUTS”

Criticizes Company’s Announced Slate Calling Effort “Too Little Change, Too Late”

San Rafael, California – March 31, 2009 – Eastbourne Capital Management, L.L.C. commented on developments late yesterday in the class action lawsuit filed against Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN) and its entire Board of Directors by Amylin shareholder, San Antonio Fire & Police Pension Fund. The lawsuit was filed in Delaware’s Court of Chancery and seeks to invalidate “poison put” provisions in Amylin’s credit agreements and to require the Amylin Board to remove the obstacle posed by those provisions to the election of directors nominated separately by Eastbourne and by funds affiliated with Carl Icahn.

Rick Barry, Eastbourne Founder and Portfolio Manager said, “We understand that the Delaware Court has ordered expedited discovery and set a May 4th trial date to determine whether the Board should be required to approve all Eastbourne and Icahn Fund nominees for the purpose of the current election contest. We believe this is an important step forward that recognizes the potential merit of the action brought against Amylin and its current directors to seek relief from the ‘poison puts’ and to allow an open and free election of directors at this year’s annual meeting.”

Added Barry, “We find it truly unfortunate that shareholders have been forced to seek a court intervention to ensure a fundamental shareholder right and the proper functioning of the most basic shareholder franchise, the annual election of directors.”

Commenting on the announcement of the Company’s slate of director nominees, Barry said, “We also believe that the addition of two new names to an otherwise incumbent slate is too little change, too late. We would have thought that, if the Board wanted to demonstrate real change to shareholders, it would have proposed that new directors form a substantial minority on the Board. At the very least all three previous Amylin CEO’s who currently sit on the Board would have stood down.

Concluded Barry, “In addition, if only two directors were to be replaced as contemplated by the Company’s announced slate, the Company’s long-reigning Chairman, a board member for over 15 years, would have been an obvious and appropriate choice to not stand for election.”

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

IMPORTANT ADDITIONAL INFORMATION

Security holders are advised to read the proxy statement, white proxy card and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Marina S. Bozilenko, Charles M. Fleischman, William A. Nuerge and Jay Sherwood from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals when they are available because they will contain important information. Such materials will, along with other relevant documents, be available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting Mackenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Exhibit 1 to the Schedule 14A filed on February 2, 2009 and available free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov.

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Contacts:
Media: Sard Verbinnen & Co. Dan Gagnier, 212-687-8080 Diane Henry, 415-618-8750	Shareholders: MacKenzie Partners, Inc. Larry Dennedy, 212-929-5500 Charlie Koons, 212-929-5500

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